SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




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                                                  :
                In the Matter of                  :
                                                  :
      PUBLIC SERVICE COMPANY OF OKLAHOMA          :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8887                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Pursuant to an Order of the Securities and
Exchange Commission dated December 30, 1996 (HCAR 35-26638), PSO must file semi-annual reports providing the following information with respect to the activities related to its investment in Nuvest, L.L.C.(Nuvest), which provides services to public utility companies through its subsidiaries, Numanco, Inc. and Numanco, L.L.C. (collectively, together with Nuvest, referred to as the Numanco Companies): 1) a description of all services performed by the Numanco Companies during the most recent six month period (the reporting period), 2) a description of any services provided to PSO by the Numanco Companies during the reporting period, 3) a statement of any dividends or interest paid to PSO, both for the reporting period and cumulatively, as a result of its equity interests in the Numanco Companies, and 4) a statement regarding the nature and consequences of any event of default under the member agreement occurring during the reporting period.

This report covers the period July 1, 1997 through December 31, 1997.



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1)   Description of all services performed by the Numanco Companies during the reporting period

       * The Numanco Companies provided services in each of the following four areas: health physics services, mechanical services, quality assurance services and training services. Of the services listed, over 99% of all work performed was in commercial nuclear power plants within the United States. Of the four types of services listed above, over 90% of revenues were derived from the provision of health physics services.

       * As previously reported, the Numanco Companies continue to provide health physics and mechanical personnel as a result of a joint venture with a third party. This joint venture provides turn-key tank cleaning to utilities, heavy industry, the U.S. Department of Energy (DOE) and the U.S. Department of Defense. This venture has not received any significant work to date, but it is bidding on some projects for the DOE, one electric utility and several petro-chemical facilities.

       * During the period, the Numanco Companies assumed the operations and acquired the assets of its joint venture partner in the tank cleaning business described above. The joint venture partner owned the submersible pumps and provides the proprietary and patented technology used in the tank cleaning operations. The Numanco Companies have spent considerable time and expense qualifying the technology for use at DOE sites. The Numanco Companies are using its mechanical contract labor, existing management and administrative infrastructure to operate the joint venture partner's company. In the short-term, this arrangement allows the Numanco Companies to better utilize its existing manpower and administrative support. The long-term goal is for this business to provide new service opportunities for the Numanco Companies. The operation and acquisition of the joint venture partner company will not adversely impact the Numanco Companies' results of operation or financial position.


2) Description of any services provided to PSO by the Numanco Companies during the reporting period

       * No services were provided to PSO during the reporting period by the Numanco Companies.


      3) Statement of any dividends or interest paid to PSO, both for the reporting period and cumulatively, as a result of its equity interests in the Numanco Companies


       * No interest was paid to PSO during the reporting period or cumulatively.

       * No dividends were paid to PSO during the reporting period or cumulatively.

       * As a Limited Liability Company, all of the Numanco Companies' earnings must be distributed to its members. In 1997, PSO accrued $1,874,348 equity earnings associated with its investment in the Numanco Companies.



      4) Statement regarding the nature and consequences of any event of default under the member agreement occurring during the period

       *    No events of default occurred during the reporting period.




Exhibits filed herewith:
      1.  Amended and Restated Member Agreement
      2.  Amended and Restated Articles of Organization of Nuvest
      3.  Amended and Restated Operating Agreement of Nuvest
      4.  Amended and Restated Articles of Organization of Numanco
      5.  Amended and Restated Operating Agreement of Numanco
      6.  Form of Noncompetition Agreement
      7.  New Manager's Agreement


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                              S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 27th day of February 1998.

                                        Public Service Company of Oklahoma

                                        /s/ R. Russell Davis
                                            R. Russell Davis

                                            Controller and Chief
                                             Accounting Officer